
April 6, 2021

Peter Hui Zhang
Chairman and Chief Executive Officer
Full Truck Alliance Co. Ltd.
c/o Cogency Global Inc.
10 East 40th Street, 10th Floor
New York, N.Y. 10016

> **Re: Full Truck Alliance Co. Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 22, 2021**
> **CIK No. 0001838413**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated March 10, 2021.

Amendment No. 1 to Draft Registration Statement

Management's Discussion and Analysis of Financial Condition and Results of Operations
Nine months ended September 30, 2020 compared to nine months ended September 30, 2019
Cost of revenue, page 105

1. We note your response to prior comment 7 that it is not practicable for the Company to allocate its cost of revenue by revenue component in a reasonable and systematic way. Please disclose this determination in your discussion and further provide the reasons, as provided in your response.

<u>Freight listings, page 142</u>

2.   We note your expanded disclosure in response to prior comment 5. Your current disclosure states you have 348,000 and 507,000 users as of December 31, 2019 and 2020, respectively. Please expand your disclosure to clarify if these are paying memberships. In this regard, we note your discussion includes a discussion of your freemium model and well as two tiers of paying membership.

<u>Notes to the Consolidated Financial Statements</u>
<u>Note 2 Principal Accounting Policies</u>
<u>2.19 Cost of revenues, page F-25</u>

3.   You state in the hypothetical example in response to prior comment 18, that you "would only need to pay VAT of RMB 6 based on the platform service fee, which represents the value "you" add during the entire transaction."   Clarify whether this means that your legal obligation is limited to the VAT on your platform service fee. For our understanding, clarify whether it is your practice to pay the full amount of the VAT, however, there is an expectation that the local jurisdiction will refund you the Truckers' portion of the VAT. Your response states that in most cases, the Company does not receive VAT invoices from the individual truckers and the truckers do not pay VAT. In light of this, please explain if or how VAT presented in your revenue line item is adjusted for this lack of payment. Explain why there is a significant difference between the VAT amounts presented in Revenue and Cost of Revenue. In addition, since the VAT amount is significant in comparison to your revenue and the policy is asymmetrical to the underlying revenue recognition, explain why you did not make the policy election to present these amounts on a net basis pursuant to ASC 606-10-32-2A. That is, it appears that doing so would be more consistent with the nature of the arrangement with your customers. Please advise.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yi Gao, Esq.